UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 14, 2019

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis announces change in Sandoz leadership

•	Richard Francis, CEO Sandoz, to step down on March 31, 2019

•	Francesco Balestrieri, Head Region Europe, Sandoz, appointed ad-interim CEO Sandoz

Basel, March 14, 2019 - Novartis announced today that Richard Francis will be stepping down as CEO of Sandoz, a Novartis division, and as a member of the Executive Committee of Novartis on March 31, 2019. Francesco Balestrieri, currently Region Head Europe, Sandoz, has been appointed ad-interim CEO Sandoz. He will report to Vas Narasimhan, CEO, Novartis.

Vas Narasimhan said; "I would like to thank Richard for his strong leadership of Sandoz over the past five years. During his tenure, Sandoz has consolidated its position as a global leader in Biosimilars and he and his team have successfully navigated the business through changing market dynamics and challenging headwinds in the US. Now, as we initiate a multi- year transformation program for the business and move to make it more autonomous, Richard has decided that for personal reasons he cannot commit to stay with Sandoz until the transformation is completed. I understand his decision and wish him the very best for the future.”

Regarding his decision to step down, Richard said; "The past five years have been immensely satisfying and rewarding. I am very proud of what we have achieved as a team. Together, we have expanded access to medicines across the world and reached many millions of patients. In particular, we have successfully launched five biosimilar products. As we announced earlier this year, Sandoz is embarking on a significant transformation. While I am excited by this, I realize that this is a multi-year journey which I cannot commit to and therefore have decided that now is the right time to step down.”

Francesco Balestrieri has spent the last eight years running commercial operations in Generics, most recently as Region Head Sandoz Europe which represents half of the Sandoz’ global sales and organization. Francesco, who has been with Novartis for 25 years, brings a deep understanding of the global Generics business and our full value chain. Prior to Sandoz, Francesco held various leadership positions at Ciba Vision including as Head of Ciba Vision US. He holds a Master of Business Administration from the University of Venice.

Vas Narasimhan added; “I would like to thank Francesco for stepping up to take on this role. His leadership approach and business experience will be of great importance as we continue the Sandoz transformation.”

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “to step down,” “appointed,” “will,” “initiate,” “multi- year,” “move to,” “embarking,” “continue,” or similar expressions, or by express or implied discussions regarding the potential outcome of the efforts of Novartis and Sandoz to transform the Sandoz Division, and the potential future sales or earnings of Sandoz or the Novartis Group. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that Novartis and Sandoz will successfully transform the Sandoz Division, or that it will be commercially successful in the future, or achieve any particular financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years may not be realized or may take longer to realize than expected; the uncertainties inherent in the research and development of new healthcare products; safety, quality or manufacturing issues; competition among generic drug manufacturers and distributors; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; uncertainties regarding actual or potential legal proceedings; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward- looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 130 000 people of nearly 150 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 14, 2019	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting